EXHIBIT 2

Form 51-102F1

Management Discussion and Analysis

For

El Nino Ventures Inc.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of El Nino Ventures Inc. (the “Company” or “El Nino”) for the year ended January 31, 2007 and should be read in conjunction with the financial statements for the year ended January 31, 2007 and related notes contained in the report.  The date of this management discussion and analysis is May 11, 2007.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of El Nino

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada, Europe and in Africa with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for El Nino for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended January 31
	2007	2006	2005
Total Revenues (i)	$56,378	$1,586	$154
General and administrative expenses	$1,148,715	$105,203	$89,136
Mineral property costs	$1,879,167	$153,362	$63,481
Net income (loss) ➢ In total ➢ Basic and diluted loss per share	$(2,973,538) $(0.23)	$(240,864) $(0.04)	$(152,881) $(0.03)
Totals Assets	$3,439,941	$284,220	$120,569
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

(i) Revenues consist of interest income.

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2007	2006	2006	2006	2006	2005	2005	2005
Total revenues	$38,877	$10,617	$5,589	$1,295	$1,586	$Nil	$Nil	$Nil
Net loss	115,032	2,413,387	299,363	145,756	46,160	31,443	110,338	52,923
Net loss per share	0.01	0.20	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	3,439,941	1,912,846	3,697,935	787,264	284,220	253,430	66,924	154,261

The loss for the quarter ended October 31, 2006 was significantly higher than other quarters due mainly due to $2,053,693 in exploration expenditures on the Bathurst, New Brunswick property in the quarter.

Results of operations

The year ended January 31, 2007 resulted in a net loss of $2,973,538, which compares with a loss of $240,864 for the same period in 2006.  General and administrative expenses for the year ended January 31, 2007 were $1,148,715, an increase of $1,043,512 over the same period in 2006.  Consulting fees of $275,937 were recorded as compared to $18,590 during the previous year as the Company became active with the financing of several exploration projects.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $132,568 for the period ended January 31, 2007 compared to $ Nil for the previous year.  The stock compensation expense has been allocated by expense category on the income statements.   All other general and administrative costs increased when compared to the previous year due to increased activity.  Travel costs of $142,424 were incurred compared to $6,446 as the Company was actively working on new acquisitions and financing in Europe in order to raise funds for the Bathurst, New Brunswick project and working capital.

During the year ended January 31, 2007, the Company incurred mineral property expenditures of $2,265,417. Of this amount, $10,000 was paid as cash option payments and a further 30,000 shares were issued at a value of $12,000 for its Bancroft, Ontario properties. A $125,000 cash payment and 275,000 shares valued at $261,250 of Can Am Uranium Corp. were received as the Company optioned its Bancroft properties. During the year ended January 31, 2007, the Company advanced $2,500,000 to Xstrata the Bathurst, New Brunswick project and incurred $2,204,283 on the project. The balance of $457,547 plus the amount of $2,577,032 that is held in escrow is shown as project advances of $3,034,579 as at January 31, 2007. The expenditure amount was matched by the Government of New Brunswick.

Shareholder relations costs of $73,100 and promotional activities undertaken by the Company, which included attendance at various trade shows, promotional literature and expanding the website cost $162,051 as the Company increased awareness on its exploration projects and corporate objectives

Three months ending January 31, 2007

The quarter ended January 31, 2007 resulted in a loss from operations of $115,032 which was higher than the loss of $46,160 incurred in the comparative quarter.  Most of the increase can be attributed to increased travel and promotion expenses. All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD & A.

Cash flows from financing activities during the quarter were $1,057,548.  The source of cash during the quarter was from the completion of a 1,922,815 flow-through unit private placement for gross proceeds of $1,057,548.

Liquidity and capital resources

At January 31, 2007, the Company’s working capital, defined as current assets less project advances less current liabilities, was $223,322 compared with working capital of $266,621 at January 31, 2006. During the year, 9,916,907 shares were issued for gross proceeds of $6,255,909. A further 111,833 warrants were exercised for proceeds of $44,767 and 50,000 options were exercised for proceeds of $7,500. Subsequent to year-end, the Company closed two  private placements for gross proceeds of $1,500,000.  The private placements were non-flow-through unit offerings including one common share and one-half share purchase warrant.  Each full warrant will allow the holder to acquire an additional common share are $0.55 for a period of one year.  The Company paid issuance costs of $96,000 in commissions, finder’s fees of $22,720 and issued 240,000 broker warrants with the same terms as the unit warrants.

The Company has total issued and outstanding of 17,986,953 shares at January 31, 2007.

Contractual commitments

The Company is committed under an operating lease with a company for its office premises with the following lease payments to the expiration of the lease on November 30, 2011.

	2008	2009	2010	2011	2012	Thereafter
Office lease	$38,029	38,029	38,029	38,029	31,691	-

Pursuant to an option agreement with Xstrata plc to explore the Bathurst Mining Camp in New Brunswick, the Company is required to spend $2.5 million by March 31, 2007 (completed) and a further $2.5 million by March 31, 2008 (funds were advanced to the project before January 31, 2007).  The New Brunswick Government has provided a grant of $4.5 million to assist with exploration and development of the Bathurst project.  Further information on mineral option payments are disclosed in Note 6 to the financial statements dated January 31, 2007.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the financial statements for the year ended January 31, 2007.

Significant estimates used in the preparation of these financial statements include, amongst other things, depreciation, determinations of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

There were no changes in significant accounting policies of the Company for the year ended January 31, 2007, except that the Company clarified its accounting policy related to the capitalization of mineral property acquisition costs.

New Accounting Policy for February 1, 2007

On February 1, 2007, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the current fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Since this is the first year in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities at the end of the previous fiscal year. The current quarter’s gains or losses in value are recognized in other comprehensive income.  The adoption of this accounting policy will have an effect on opening accumulated other comprehensive income of $82,450 and the marketable securities on the balance sheet will be carried at their fair market value of $343,700.

When securities are sold and gains or losses are realized, these gains or losses will be removed from other comprehensive income and reported in the Statement of Loss and Deficit. The transition provisions do not require restatement of previous financial statements. The fair values of securities which are traded on a recognized exchange are reported at the closing price on the balance sheet date or the last date on which the shares traded. When the Company’s holdings exceed 20 days of average trading volume, appropriate discounts from closing price will be applied to reflect the net realizable market value.

Auditors

The Company’s auditors for the year ended January 31, 2006, Staley, Okada & Partners, have entered into a transaction with PricewaterhouseCoopers LLP during the past fiscal year.  The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ended January 31, 2007.

Financial Instruments and Other Instruments

El Nino’s financial instruments consist of cash, restricted cash, GST receivable, deposits, marketable securities, project advances and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that El Nino is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company may be exposed to currency risk if acquisition and exploration expenditures are incurred in the U.S. as it will have to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures could be negatively impacted by increases in the US versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at January 31, 2007, there were 17,986,953 outstanding common shares compared to 7,878,213 outstanding shares at January 31, 2006.  The increase reflects the issuance of 10,078,740 shares for cash and 30,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 7c to the financial statements dated January 31, 2007.

As at May 11, 2007, there were 21,766,953 common shares outstanding.

Related party transactions

Mr. Jean Luc Roy was appointed President and COO of the Company on May 10th, 2006 and Mr. Harry Barr from that day on assumed the position of Chairman and CEO.

A total of $40,922 was paid to a company controlled by Harry Barr, a Director, Chairman and Chief Executive Officer (CEO) of the Company, for management services, including bonus payments totaling $16,922, during the year ended January 31, 2007.  Pursuant to an office lease agreement dated July 1, 2005, a total of $13,223 was paid to a company controlled by Harry Barr for office rent during the year ended January 31, 2007.  A total of $98,000 was paid to a company controlled by Jean Luc Roy, the President and COO of the Company, for management services, including bonus payments totaling $10,000, during the year ended January 31, 2007.  A total of $22,621 was paid to a company controlled by Taryn Downing, the Corporate Secretary of the Company, for corporate secretarial services, including bonus payments totaling $13,231, during the year ended January 31, 2007.   A total of $32,794 was paid to a company controlled by Gord Steblin, the Chief Financial Officer (CFO) of the Company for accounting services, including bonus payments totaling $13,231, during the year ended January 31, 2007.

Critical Accounting Estimates

Mineral Property Costs

The Company is in the process of developing its mineral properties and capitalizes acquisition costs for property rights. The Company has adopted the policy of expensing mineral exploration costs and periodic option payments incurred prior to the determination that a property has economically recoverable ore reserves.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management is in the process of evaluating the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, management of the Company has determined that certain weaknesses existed in internal controls over financial reporting.  The existence of these weaknesses is mitigated by senior management monitoring which exists.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company’s generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended January 31, 2007. No material weakness in the design has been identified. Management continues to review and refine its internal controls and procedures.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

El Nino currently has one option agreement in which Can Am Uranium Corp. is earning an interest in the Bancroft, Ontario project by carrying all costs and making significant exploration expenditures. The Company is committed to spend a further $2.5 million before March 2008 with the New Brunswick Government committing an additional $2.0 million. The Company will be proceeding with an aggressive acquisition program for new projects focusing on areas of known mineralization in Europe, Africa, and Canada. El Nino has cash of $33,780, $3,034,579 held in trust for the Bathurst project and working capital of $223,322 as at January 31, 2007. Subsequent to year-end, the company issued an additional 3,750,000 shares for gross proceeds of $1,500,000.

Approval

The Board of Directors of El Nino has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.